SUPERIOR COURT OF CALIFORNIA, COUNTY OF ORANGE Central Justice Center 700 W. Civic Center Drive Santa Ana, CA 92702	
SHORT TITLE: Boustead Securities, LLC vs. Sunstock, Inc	
CLERK'S CERTIFICATE OF MAILING/ELECTRONIC SERVICE	CASE NUMBER: **30-2020-01155740-CU-BC-CJC**

I certify that I am not a party to this cause. I certify that the following document(s), dated , have been transmitted electronically by Orange County Superior Court at Santa Ana, CA. The transmission originated from Orange County Superior Court email address on November 2, 2021, at 9:18:04 AM PDT. The electronically transmitted document(s) is in accordance with rule 2.251 of the California Rules of Court, addressed as shown above. The list of electronically served recipients are listed below:

BERG LAW GROUP
ERIC@BERGLAWGROUP.COM

RONALD H FRESHMAN
RONFRESHMAN@GMAIL.COM

Clerk of the Court, by: ______________, Deputy

SUPERIOR COURT OF CALIFORNIA,
COUNTY OF ORANGE
CENTRAL JUSTICE CENTER

MINUTE ORDER

DATE: 11/02/2021 TIME: 08:55:00 AM DEPT: C42

JUDICIAL OFFICER PRESIDING: David A. Hoffer
CLERK: Cora Bolisay
REPORTER/ERM: None
BAILIFF/COURT ATTENDANT: Debra Checco

CASE NO: **30-2020-01155740-CU-BC-CJC** CASE INIT.DATE: 08/18/2020
CASE TITLE: **Boustead Securities, LLC vs. Sunstock, Inc**
CASE CATEGORY: Civil - Unlimited CASE TYPE: Breach of Contract/Warranty

EVENT ID/DOCUMENT ID: 73638547
EVENT TYPE: Chambers Work

APPEARANCES

There are no appearances by any party.

Attached is the Final Statement of Decision for the above case.

Plaintiff's counsel is ordered to prepare the Proposed Judgment.

FILED
SUPERIOR COURT OF CALIFORNIA
COUNTY OF ORANGE
CENTRAL JUSTICE CENTER

NOV 01 2021

DAVID H. YAMASAKI, Clerk of the Court

BY: ________________, DEPUTY

SUPERIOR COURT OF CALIFORNIA

COUNTY OF ORANGE

BOUSTEAD SECURITIES,LLC Plaintiff vs. **SUNSTOCK,INC.** Defendant	**Case No. 30-2020—01155740-CU-BC-CJC** Hon. DAVID A. HOFFER **STATEMENT OF DECISION** Dept.: C-42

Plaintiff Boustead Securities, LLC ("Boustead") filed this action against defendant Sunstock, Inc. ("Sunstock") alleging a breach of contract. Sunstock cross-complained for breach of fiduciary duty, void contract/clause, breach of contract, and unjust enrichment. On September 1, 2021 the case came on for trial. At the conclusion of the trial, the parties agreed on the following procedure and deadlines for issuance of the court's Statement of Decision: (1) the court will issue a Proposed Statement of Decision; (2) the parties will have ten calendar days after service of the Proposed Statement of Decision to file and serve any objections to it; and (3) after considering any objections filed, the court will issue its final Statement of Decision.

The court has issued its Proposed Statement of Decision and considered the objection filed by Sunstock. The court now issues its final Statement of Decision as follows:

Having considered the evidence at trial and the arguments of counsel, the court finds that Sunstock is liable on Boustead's complaint and orders Sunstock to pay Boustead $260,308 in damages. On Sunstock's cross-complaint, the court finds for Boustead and orders that Sunstock take nothing.

I. Boustead's Complaint

A. Liability

As all parties agree, on September 19, 2019 the parties entered into a Placement Agent and Advisory Services Agreement (the "Agreement," Ex. 1 at trial) whereby Boustead, an investment bank, sought financing for Sunstock, a precious metals company whose stock was traded over-the-counter on the ultra-small cap (aka "penny") stock market. Under the Agreement, Boustead became Sunstock's "exclusive" agent and Sunstock promised to pay fees in four forms (1) a $25,000 "engagement fee," (2) "10% of the gross proceeds received in the Financing," (3) "warrants to purchase 10% of the number of shares issued for the gross proceeds received in the Financing," and (4) a "non-accountable expense reimbursement equal to 2% of the gross amount . . . from any financing closing." (Ex 1, p.1)

At trial, the parties did not agree on the purpose of the Agreement. Jason Chang ("Chang"), the principal of Sunstock, testified that the overall purposes of the Agreement were twofold: (1) to retire Sunstock's $550,000 in "toxic debt," and (2) to raise money to uplist Sunstock to the NASDAQ. Eli Ansari ("Ansari"), Boustead's representative, testified that, although he was aware of the toxic debt, the overall purpose of the Agreement was to raise money for Sunstock's business in general. The court need not resolve this dispute because both parties were aware that eliminating the toxic debt was the Agreement's short-term goal and the agreement provided no amount as a maximum to be raised.

The parties further concur that, under the Agreement, Boustead obtained $350,000 of financing from a new investor and that Chang himself invested an additional $200,000 on terms similar to the terms offered to the new investor. Moreover, based on the $550,000 total, Sunstock paid Boustead $66,000 in cash commissions and expenses and issued warrants to Boustead for the requisite number of shares of Sunstock stock. Finally, when Boustead tried to execute these warrants by converting them to stock, Sunstock balked and never provided the shares requested.

In its complaint, Boustead seeks damages for three categories of unpaid fees: (1) the value of the stock connected with the $350,000 investment it obtained from a new investor, (2) the value of the stock connected with the $200,000 investment provided by Chang, and (3) the cash commissions, expenses, and stock warrants connected with a variety of other alleged Sunstock transactions found in Sunstock's publicly-available SEC filings. The court will discuss each category in turn.

1. The $350,000 Financing

Sunstock concedes that, if the Agreement is enforceable, it is liable for the value of the stock connected with the $350,000 in new investor financing obtained by Boustead. Sunstock paid the cash commission and expenses for this transaction, provided warrants convertible to the requisite shares of Sunstock's stock, and admitted in an SEC report that it owed the stock to Boustead. Boustead took all actions necessary to execute the warrants, but no stock was ever delivered. At trial, Chang admitted that, under the Agreement, Sunstock owes stock on this financing, and, as discussed below, the court orders Sunstock to pay the value of the stock that should have been provided as additional fees on this financing.[1]

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[1] At closing argument, the court questioned counsel about whether Sunstock breached the Agreement on the $350,000 investment because Sunstock paid the cash commissions and expenses and provided the warrants. However, the Agreement required not only that the warrants be provided, but that they be "exercisable from the date of issuance and for a term of five (5) years." (Ex. 1, p. 3) Here, as the parties concede, Boustead took all the steps necessary to exercise the warrants provided by Sunstock, but the warrants proved to be non-exercisable. Therefore, Sunstock *did* breach the Agreement.

a. Unconscionability

The only argument Sunstock makes against enforceability of the Agreement is that it is unconscionable. As this court interprets the Agreement, it is not.

If a court finds, as a matter of law, that a contract or any clause therein was unconscionable at the time it was made, "the court may refuse to enforce the contract, or it may enforce the remainder of the contract without the unconscionable clause, or it may *so limit the application of any unconscionable clause as to avoid any unconscionable result.*" (Civ. Code § 1670.5(a).) (emphasis added). "Unconscionability has a procedural and a substantive element; the procedural element focuses on the existence of oppression or surprise and the substantive element focuses on overly harsh or one-sided results. To be unenforceable, a contract must be both procedurally and substantively unconscionable, but the elements need not be present in the same degree. The analysis employs a sliding scale: the more substantively oppressive the contract term, the less evidence of procedural unconscionability is required to come to the conclusion that the term is unenforceable, and vice versa." *Gatton v. T–Mobile USA, Inc.* (2007) 152 Cal.App.4th 571, 579.

In this case, the issue of unconscionability depends on the definition of the word "Financing" under the "Computation and Payment of Success Fees" section of the Agreement. In relevant part, this section reads as follows:

> If [Sunstock] consummates an (sic) Financing (to include debt which is convertible into equity), defined as a corporate investment or financial investment of/with/into [Sunstock] . . . [Boustead] shall receive a Success Fees (sic) of ten percent (10%) of the gross proceeds received in the Financing . . . and warrants to purchase ten percent (10%) of the number of shares issued for the gross proceeds received in the Financing . . . .

Under this clause, Boustead argues that the definition of the word "Financing" is clear: it is *any* financial investment into the company, including those in which Boustead played absolutely no part (and of which Boustead was not even aware), such as routine payments in stock to vendors and employees, stock purchases from pre-existing investors, and stock conversions (from preferred to common shares). Sunstock argues that, under this interpretation of the word "Financing," the Agreement is unconscionable because it makes Sunstock liable for exorbitant fees on the numerous stock transactions that were part of its ordinary course of business before it entered into the Agreement.

On this point, the court concurs with Sunstock. Interpreted as Boustead claims, the Agreement is both procedurally and substantively unconscionable. The procedural unconscionability stems from the fact that, as Boustead's president Keith Moore ("Moore") testified, many penny stock companies have little cash and regularly pay vendors, employees, and others with shares of company stock. Boustead knew this fact, but there is no evidence that it discussed the consequences of this fact with Sunstock when it presented the Agreement. Moreover, the Agreement defines the critical word "Financing" in one clause of a run-on sentence, rather than breaking it out in its own section or providing any explanation. Given the lack of clarity in the definition of the word "Financing" in the Agreement and its obvious criticality for Sunstock, Ansari should have mentioned the definition to Chang when he discussed or presented the Agreement.

More importantly, the Agreement, interpreted as Boustead claims, is substantively outrageous. As Boustead knew or should have known, Sunstock routinely paid its bills with company stock, had long-time stock purchase arrangements with pre-existing investors, and sometimes converted stock from preferred to common shares. By charging fees on both investments Boustead procured *and* all other transactions involving company stock, the

Agreement made Sunstock potentially liable for immense fees for simply operating its business as it had before the Agreement.

The claims in the present case show the unconscionability resulting from Boustead's interpretation of the Agreement. Here, Boustead never billed or charged Sunstock for its routine stock transactions. Instead, Boustead waited until after Sunstock had breached the Agreement and then, in preparation for litigation, went back to Sunstock's SEC filings to find every other transaction on which it could seek fees.[2] In the lawsuit, Boustead lowered the boom and demanded fees for every transaction, including the ones in which Boustead played no part and of which Boustead was previously unaware. Boustead obtained one new investment of $350,000 and now claims fees well in excess of $800,000.

Boustead argues that the additional fees it seeks are not unconscionable because Boustead was indirectly responsible for the other transactions by finding the financing necessary to improve Sunstock's overall balance sheet. This argument, however, is wholly speculative. Chang and his consultant Mike Lee both testified that the other transactions were part of Sunstock's routine business practices and took place before as well as after the Agreement. In the end, there is no way to tell whether these other transactions would have taken place, as they had before, without the additional financing obtained by Boustead.

Boustead also argues that, as the Placement Agent, it remained liable to state and federal regulators on all transactions Sunstock performed, not just the transactions Boustead obtained. This argument, too, is unavailing as there is no evidence that there *was* any regulatory liability. Now, years after the transactions, Boustead's only known potential for liability stems from the lawsuit it brought. The abstract potential for liability on the other transactions does not require the court to subject Sunstock to actual liability on those transactions.

[2] In questioning from the court, Moore conceded that this is not Boustead's ordinary business practice and was unique to this case.

b. Remedy

Having found the Agreement, as interpreted by Boustead, unconscionable, there remains the issue of the remedy the court should apply. While Sunstock argues the court should void the Agreement altogether, this remedy is both unfair and unnecessary. The remedy is unfair because it would deprive Boustead of the fees it earned through its efforts and expertise. It is unnecessary because another remedy is available to the court. Civil Code § 1670.5(a) permits the court to "so limit the application of any unconscionable clause as to avoid any unconscionable result." Under this authority, the court limits the definition of "Financings" for which Boustead is entitled to fees to financings connected in some way with Boustead's efforts after the Agreement was executed. With this limitation in place, Boustead is entitled to fees for the work it performed, but not for Sunstock's other stock transactions with which Boustead had no involvement.

2. The $200,000 Financing

Under the above interpretation of the Agreement, Sunstock *does* owe fees on the $200,000 investment provided by Chang. Although Sunstock contends that this investment was not obtained by Boustead, the evidence does not support this contention. The evidence indicates that the $200,000 was not part of Sunstock's ordinary business practices, but was part of an overall plan by Sunstock and Boustead to close the toxic debt. Indeed, Ansari testified that Chang invested on the same terms as Boustead provided to the new investor and that, had Chang not invested, Boustead would have found another investor to bridge the gap between the $350,000 Boustead obtained and the $550,000 toxic debt.

Importantly, at the time of the investment, Chang paid the cash commissions, warrants, and expenses to Boustead and admitted Sunstock's liability for the stock on its SEC filings.

Having previously conceded that the $200,000 investment was part of the financing arranged by Boustead, Sunstock cannot now claim that such an interpretation is unconscionable.

3. The Other Investments

Based on the interpretation of "Financing" discussed above, the remaining transactions -- which were not obtained by Boustead or even known to Boustead at the time – are not Financings under the Agreement and no fees are due on them. As discussed above, Boustead never billed Sunstock for these fees and found the transactions by researching Sunstock's SEC reports *in preparation for this lawsuit.* Unlike the $350,000 investment provided by a new investor and the $200,000 investment provided by Chang, Sunstock never paid or admitted that it owed fees on these transactions and the court does not impose these fees now

B. Damages

Having found liability for the $350.000 investment from a new investor and the $200,000 investment from Chang, the court must now assess damages on these two financings. On these investments, the parties concede that Sunstock already paid the cash commissions and expenses. Thus, the only damages that remain derive from the portion of the fees connected with the stock warrants that Sunstock provided but did not honor. Boustead argues that the court should monetize these damages by multiplying the number of shares Boustead sought (based upon the warrants provided) by the share price on the date the shares should have been issued (even if the price has decreased considerably since then). The parties do not dispute that, utilizing this calculation method, the damages amount to $260,308.[3]

[3] There is no deduction for the share price Boustead was required to pay to exercise the warrants because Boustead chose the cashless option provided for in the Agreement (See Exhibit 1, p. 3), whereby Boustead requested fewer than the total shares in the warrant in exchange for not having to pay the price associated with them.

Unfortunately, despite extensive (and, at times, successful) questioning at trial on the damages stemming from other Sunstock transactions, Sunstock never showed there was any error in Boustead's calculation of the value of Boustead's stock warrants at the time they should have been issued – just after the new financing had buoyed Sunstock's share price. At trial, Moore testified, without contradiction, that, when paid fees in the form of client stock warrants, it was Boustead's policy to sell the shares as soon as possible and that, had Boustead immediately sold the shares it was entitled to based on the warrants, it would have yielded $260,308. Moreover, Boustead produced a spreadsheet (Exhibit 15A) reflecting this same calculation. The court, therefore, sets the damages at $260,308. (See Civil Code section 3300 [setting the measure of damages for breach of contract as "the amount which will compensate the party aggrieved for all the detriment proximately caused thereby, or which, in the ordinary course of things, would be likely to result therefrom."].

II. Sunstock's Cross-Complaint

Sunstock cross-complained for breach of fiduciary duty, breach of contract, void contract/clause, and unjust enrichment. None of these causes of action have merit.

A. Breach of Fiduciary Duty

At trial, the parties disagreed as to whether Boustead owed a fiduciary duty to Sunstock. The court need not resolve this dispute because, even if Boustead had such a duty, it did not breach it.

In its cross-complaint, Sunstock alleges Boustead breached its duty in three ways: (1) Boustead "required that Sunstock cease having any legal professional review the contract;" (2) Boustead "required that Sunstock pay commissions on monies that Sunstock had to pay into the

financing because Boustead failed to meet its agreement to raise $550,000 in financing;" and (3) that Boustead "required and/or is demanding payment for issuance of stocks that were not from any potential investors identified by Boustead but rather was for Boustead (sic) own personal gain." (Cross-Complaint, p. 5) The evidence does not prove that any of these breaches occurred.

With regard to the review of the Agreement by a legal professional, the evidence is in dispute. Chang testified that Ansari told him not to have the Agreement reviewed by counsel. Ansari testified that no such conversation took place. On this point, the court finds Ansari far more credible for several reasons. First, both parties agreed Ansari left the Agreement with Chang for some time before it was signed. This process does not negate legal review, but rather facilitates it. Second, at his deposition, Chang testified differently, claiming that the Agreement was reviewed by his attorney (although it is possible Chang was referring to the warrants, rather than the Agreement itself). Finally, when it came to the negotiations, Ansari's testimony was both less self-serving and more detailed overall. On balance, Sunstock did not prove that review by an attorney was expressly prohibited.

With regard to seeking fees on the $200,000 invested by Chang, Sunstock did not object to those fees at the time, paying the commissions and expenses and issuing the warrants. Moreover, as discussed above, the court finds that such fees are required under a fair reading of the contract. Boustead cannot breach its duty by requesting fees to which it was entitled.

Finally, with regard to seeking fees on the other transactions, this claim did not occur until the parties had ceased working together under the Agreement. The claim for fees on the other transactions is Boustead's litigation position and is, thus, privileged. Civil Code § 47.

B. Breach of Contract

Sunstock claims that Boustead breached the Agreement by failing to raise $550,000 in Financing from new investors. This claim fails because, although the parties discussed the desire to raise $550,000 to pay off the toxic debt, the Agreement itself contained no such requirement.

C. Void Contract/Clause and Unjust Enrichment

Sunstock claims that the clauses in the Agreement permitting Boustead to receive fees on preexisting transactions and relationships (as well as the receipt of those fees) are unjust and should be voided. As these claims are dealt with by the court's rulings above, the cross-complaint for these causes of action is moot and provides no basis for further relief.

David Hoffer

DAVID A. HOFFER

Judge of the Superior Court

Date: 11/1/21